GUZOV OFSINK, LLC ATTORNEYS-AT-LAW 600 MADISON AVENUE 14th FLOOR NEW YORK, NEW YORK 10022 TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273 http://www.golawintl.com

Long Island Office: 200 Broadhollow Road Melville, NY 11747 Telephone: (631) 293-2904 • Fax: (631) 293-4418

April 7, 2008

Attn: Brigitte Lippmann
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-701

Re:   Jade Mountain Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed March 11, 2008 (Your File No. 333-147513)

Dear Ms. Lippmann:

Reference is made to your comment letter dated March 20, 2008 (the “Comment Letter”) to our client, Jade Mountain Corporation (the “Registrant” or the “Company”), relating to the subject registration statement (the “Registration Statement”). Set forth below is the comment contained in the Comment Letter followed by our response thereto:

General

1.  We will not perform a detailed accounting examination of Amendment No. 1 to your Form S-1 until your financial statements and related information have been updated. In this regard, please revise your Form S-1 to include audited financial statements as required by Rule 3-12 of Regulation S-X.

Answer: We have updated the financial statements and related information in accordance with Rule 3-12 of Regulation S-X. Please refer to the attached Amendment No. 2 to Form S-1 for the revisions made in response to your comment.

Summary, page 1

Share Exchange, Restructuring Agreements and Private Placement Financing, page 5

2.  Please disclose the total amount of consideration, including payments and number of shares paid in connection with the acquisition.

Answer: Please refer to the attached Amendment No. 2 to Form S-1 for the revisions made in response to your comment.

The Offering, page 8

Background

3.  Please disclose the use of the $21 million in proceeds from the private placement.

Answer: Please refer to the attached Amendment No. 2 to Form S-1 for the revisions made in response to your comment.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant acknowledges further that the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We believe that our answers provided in this response letter and the revisions made in the Amendment No. 2 to Form S-1 adequately responded to your comments in the Comment Letter. Should you have additional questions or comments, please do not hesitate to contact us at our address provided above. Your prompt attention is highly appreciated.

Very truly yours,

GUZOV OFSINK, LLC

/s/ Guzov Ofsink, LLC
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